Exhibit 1

VUANCE LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

December 8, 2011

Vuance  Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

December 8, 2011

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Vuance Ltd. (the “Company”) will be held at the offices of Vuance Ltd, 14, Shenkar Street, 3th Floor, Hertzliya Pituach, Israel, on December 8, 2011, at 4:00 P.M (Israel time), for the following purposes:

1.
To  appoint Fahn Kanne& Co. as the Company's independent public accountants for the year ending December 31, 2011, and to authorize the Company’s Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

2.	To elect four (4) directors for the coming year.

3.	To elect Mr. Avi Ayash for a three-year term as an external director.

4.	Presentation and Discussion of the Company's 2010 Consolidated financial statements.

Shareholders of record at the close of business on November 2, 2011 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Vuance Limited

Date:  November 3, 2011

ii

PROXY STATEMENT
_________

VUANCE LTD.
Nolton House
14 Shenkar Street
Herzlia Pituach
Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 8, 2011

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.00588235 par value each (the "Ordinary Shares"). The Board is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, or our registrar and transfer agent receives it, not less than twenty-four (24) hours  prior to the time set for the Meeting.  If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on November 2, 2011.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on November 2, 2011, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about November 7, 2011, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.vuance.com on or about November 4, 2011. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On October 31, 2011, the Company had 12,025,265 outstanding Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

ITEM 1 – Appointment of independent public accountants

The Company's Audit Committee has nominated Fahn Kanne & Co. as the Company's independent public accountants for the year ending December 31, 2011.

The shareholders of the Company are requested to adopt the following resolution:

RESOLUTION NO. 1

 “RESOLVED, to appoint Fahn Kanne & Co., as the Company's independent public accountant  for the fiscal year 2011, and to authorize the Company's Audit Committee to fix the remuneration of such independent public accountant in accordance with the volume and nature of their services.”

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution No 1.

ITEM 2 –Election of (non-"External") directors

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the proposed directors, including their principal occupation during at least the past five years.

Mrs. Tsviya Trabelsi has served as the chairman of the Board and as a director of the Company since 25th July, 2010, and is a Certified Public Accountant with more than 20 years of extensive accounting and financial management experience in Israel and the United States, Mrs. Trabelsi is currently the CFO of Sigma Wave Ltd, a Wireless and Internet based company, and also Director of Klikot and Sigma Waves Inc., an Internet based company. Mrs. Trabelsi holds a BA in Economics and Accounting from the University of Tel-Aviv. Mrs. Trabelsi is married to the Company’s director Mr. Arie Trabelsi and is the sister of the Company’s director Mr. David Mimon

Mr. Menachem Mirski has served as a director of the Company since 25th July, 2010 and is the founder and a partner of Raz - El Ltd., a software and system development company located in Israel. He has more than 25 years of significant experience and expertise as a software developer and project manager for embedded real time systems, including RF-based systems. Mr. Mirski holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University.

Mr. David Mimon has served as a director of the Company since 25th July, 2010 and is an Advocate and Notary with extensive experience in providing legal representation and consulting services to individuals and companies in various areas of law.  He is the owner of a legal practice with offices in Netanya and Haifa, Israel.  Mr. Mimon holds a LLM from the University of Tel-Aviv. Mr. Mimon is the brother of Mrs. Tsviya Tabelsi, the Chairman of the Board.

 Mr. Arie Trabelsi served as the Company's Chief Executive Officer from October 2010 until October 31, 2011, and as a director of the board of directors of the Company since November 1, 2011,  Mr. Trabelsi serves as the Chairman of Sigma Wave Ltd.,  a provider of innovative Internet and wireless technologies and solutions.  Mr. Trabelsi has more than 28 year's extensive experience in the global wireless, Internet and communication industries.  Mr. Trabelsi holds a Bachelor of Science in Computer and Electrical Engineering from Ben-Gurion University, and holds a Master of Science in Compute and Electrical engineering from Drexel University, Pennsylvania. Mr. Trabelsi is married to the Company’s chairman of the Board, Mrs. Tsviya Trabelsi.

Our Articles of Association provide that the number of directors may be determined from time to time by the Board of Directors, and unless otherwise determined, the number of directors comprising the Board of Directors will be between four and ten.

RESOLUTION NO. 2

"RESOLVED: to approve the election of Ms. Tsviya Trabelsi and Messrs. Arie Trabelsi, Menachem Mirski and David Mimon to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to approve the above resolution No. 2.

ITEM 3 – Election of an "External Director"

The Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person (i) is a relative of any entity controlling, controlled by or under common control with the company or the person’s relative, partner, employer or any entity under the person’s control, (ii) has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company, or (iii) has any commercial or professional relationship, even if such is not regular and ongoing, with any such entity or person to whom an external director cannot have any affiliation, other than negligible ties. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are as set forth in the Companies Law.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Mr. Shimon Cohen, who has served as one of our external directors since September 15, 2010, resigned from the Board. Our Board has nominated Mr. Avi Ayash to serve for a period of three years following shareholder approval. If elected, he will receive the fixed remuneration amounts set forth in the regulations promulgated under the Companies Law (Rules Relating to the Compensation and Reimbursement of External Directors) – 2000, for both annual fees and for participation in meetings of the Board and its committees.

Set forth below is certain information concerning Mr. Ayash.

Avi Ayash is the owner of Inbarim, a consulting firm for corporations and employees in the area of actuarial compensation, pensions and insurance, and serves as a member of the board of directors of the ROM fund, as an external director and as the chairman of its audit committee and a member of its investment committee. Mr Ayash has more than 15 years of extensive experience in financial, pension and insurance consulting. Mr. Ayash holds a BA degree and MA degree in Economics from The Hebrew University, a degree in Actuarial Studies from Haifa University and a pension consultant license.

The Board recommends that the foregoing nominee will be elected, at the Meeting, as an “external director” to the Board. The Board of Directors found that this nominee has all necessary qualifications required under the Companies Law and the requirements of NASDAQ to serve as an "external director" and "independent director", Accordingly, if elected at the meeting, Mr. Ayash will serve at the Board of Directors for an initial three-year term.

The Board is proposing to adopt the following resolution:

RESOLUTION NO. 3

 “RESOLVED, to approve the election of Mr. Ayash to the Board of Directors of the Company, to serve as an “external director” for a three-year term upon the fixed remuneration terms provided under applicable law.”

The election of Mr. Ayash  as an external director of the Company and approval of the above Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3.

 If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

ITEM 4 – Presentation and discussion of the Company’s 2010
Financial Statements

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2010, including the Company's 2010 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company's offices during normal business hours.

The Company's financial officers and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Israeli Companies Law, 1999 you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company's financial officers and independent public accountants.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors. _____________________________ Tsviya Trabelsi Chairman of the Board of Directors

Dated:  November 3, 2011